SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER 333-63063
                                                     CUSIP NUMBER ___________


[X] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
                 and Form 10-QSB   [ ] Form N-SAR


      For Period Ended:      June 30, 1999
                        -----------------------
      [ ] Transition Report on Form 10-KSB
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the transition period ended______________________.

_____________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
 _____________________________________________________________________________


PART I - Registrant Information


      Full Name of Registrant:       THE LIVING CARD COMPANY
      Former Name if Applicable:     Not Applicable

      Address of Principal Executive Office (Street and Number):
      1174 East 2700 South, #16
      Salt Lake City, Utah 84106

PART II - Rules 12b-25 (b) and (c)

      [X]   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      [X]   The subject report on 10-K will be filed on or before the
fifteenth calendar day following the prescribed due date;

      [X]   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached, if applicable.

PART III - Narrative

     The Company's auditors are currently attempting to verify certain information of the Registrant, which cannot be obtained until the beginning of the week of October 4, 1999. It is anticipated such information may require certain adjustments to the financial statements, and will be obtained, as indicated, on or about October 4, 1999. The audited financial statements will be completed shortly thereafter for a filing on or before October 12, 1999.
PART IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

                 James C. Lewis          (801) 530-0447

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).          [X]  Yes    [ ]    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                 [ ]  Yes    [X]    No


THE LIVING CARD COMPANY has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       THE LIVING CARD COMPANY



Date:  September 27, 1999              By:  /s/John F. Lund
                                          -------------------------
                                               John F. Lund
                                               President

                         <Letterhead of
                          JONES, JENSEN
                          & COMPANY LLC
          Certified Public Accountants and Consultants>


September 28, 1999

John Lund
Living Card Company, Inc.
1174 East 2700 South, #16
Salt Lake City, Utah 84106

    RE:   The Living Card Company, Inc.

Dear Mr. Lund:

    This will confirm that we will be unable to complete the audit of the financial statements of the Living Card Company (the "Company"), and the auditor's report, of this firm, in time for the Company to complete the filing of the Form 10-KSB on or before September 28, 1999. As you are aware, this accounting firm is still awaiting response on three (3) accounts receivable confirmations, which we need to receive prior to completing the audited financial statements. At such time as we receive these confirmations, the Company's general ledger may need to have certain accounting transactions reclassified in order to properly present the financial statements. If we receive the confirmations by September 29, 1999, we anticipate that this can be accomplished by Monday, October 4, 1999. The audit of the financials statements, and auditor's report would then be completed in time for a filing on or before October 13, 1999.


Sincerely,


/s/ Jones, Jensen & Company

Jones, Jensen & Company